Exhibit 17.2

Mr. Kevin Cappock
Chief Executive Officer
Pinpoint Recovery Solutions Corp.
4300 West Cypress St, Suite 370
Tampa, FL 33607


Dear Kevin:

This is to confirm my resignation as a Director of Pinpoint Recovery Solutions Corp. (the "Company") effective February 25, 2008. I am unable to dedicate the amount of time required to fulfill my duties as a Director of the Company. I do not have any disagreement with the policies or management of the Company.


                                             Very truly yours,

                                             /s/ Sheldon Miller